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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 11-K

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 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                        For the year ended June 30, 2000

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                        Commission file number: 33-60032

                      Buckeye Retirement Plus Savings Plan

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                            Buckeye Technologies Inc.
                     1001 Tillman Street, Memphis, TN 38112
                                  901-320-8100


                                 Plan Number 001

        Internal Revenue Service -- Employer Identification No. 62-1518973

                             June 30, 2000 and 1999


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





                      BUCKEYE RETIREMENT PLUS SAVINGS PLAN



                              Financial Statements
                           and Supplemental Schedules

                        For the Year Ended June 30, 2000

                      BUCKEYE RETIREMENT PLUS SAVINGS PLAN

                                    Contents



                                                                        Page

Independent Auditor's Report                                               2

Statements of Net Assets Available for Benefits                            3

Statements of Changes in Net Assets Available for Benefits                 4

Notes to Financial Statements                                            5-8

Supplemental Schedules

  Schedule of Assets Held for Investment Purposes at End of Year           9

  Schedule of Reportable Transactions                                     10

Independent Auditor's Report

To the Buckeye Investment Committee
Buckeye Retirement Plus Savings Plan
Memphis, Tennessee

We have audited the accompanying statements of net assets available for benefits of Buckeye Retirement Plus Savings Plan as of June 30, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Buckeye Retirement Plus Savings Plan at June 30, 2000 and 1999, and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes as of June 30, 2000 and supplemental schedule of reportable transactions for the year then ended are presented for the purpose of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                    Thompson Dunavant PLC
                                                    Certified Public Accountants

December 15, 2000
Memphis, Tennessee

                      BUCKEYE RETIREMENT PLUS SAVINGS PLAN

                 Statements of Net Assets Available for Benefits
                             June 30, 2000 and 1999




                                                        2000                1999
                                                   --------------      --------------
Assets

Investments
  Buckeye Master Trust

    Mutual funds                                   $ 32,412,280        $ 30,067,090
    Common stock of Buckeye Technologies Inc.        23,898,562          13,689,991
    Loans to participants                               327,835             416,237
                                                    -------------       -------------
                                                     56,638,677          44,173,318

Receivables

    Participant contributions                            39,247             106,833
    Employer contributions                            2,111,894           2,236,304
                                                     ------------        ------------

                                                      2,151,141           2,343,137
                                                     ------------        ------------

Net assets available for benefits                  $ 58,789,818        $ 46,516,455
                                                     ============        ============




                     The accompanying notes are an integral

                       part of these financial statements.

                      BUCKEYE RETIREMENT PLUS SAVINGS PLAN

           Statements of Changes in Net Assets Available for Benefits
                   For the Years Ended June 30, 2000 and 1999




                                                           2000            1999
                                                     ------------    ------------
Additions to net assets attributed to:
   Investment income

     Net appreciation (depreciation) in fair value
        of investments                               $   6,043,875   $  (4,525,285)
     Interest and dividends                              2,080,615       1,802,031
                                                      ------------    ------------
                                                         8,124,490      (2,723,254)

   Contributions

     Participants                                        3,524,654       3,411,286
     Employer                                            2,871,894       2,761,304
     Transfer from other plan                                   -        6,255,905
                                                     ------------     ------------
                                                         6,396,548      12,428,495
                                                      ------------     -----------

        Total additions                                 14,521,038       9,705,241

Deductions from net assets attributed to:

   Benefits paid to participants                         2,215,055       1,876,026
   Administrative expenses                                  32,620          32,511
                                                     -------------   -------------

        Total deductions                                 2,247,675       1,908,537
                                                      ------------    ------------

Net increase in net assets                              12,273,363       7,796,704

Net assets available for benefits
   Beginning of year                                    46,516,455      38,719,751
                                                       -----------     -----------

   End of year                                        $ 58,789,818    $ 46,516,455
                                                       ===========     ===========



                     The accompanying notes are an integral

                       part of these financial statements.

                      BUCKEYE RETIREMENT PLUS SAVINGS PLAN

                          Notes to Financial Statements
                             June 30, 2000 and 1999




Note 1 - Description of Plan

The following description of Buckeye Retirement Plus Savings Plan provides only general information. Readers should refer to the Plan Agreement for a more complete description of the Plan's provisions.

General

Buckeye Retirement Plus Savings Plan (the "Plan") is a contributory defined contribution plan covering all full-time salaried and hourly employees of Buckeye Technologies Inc. and its wholly owned subsidiaries Buckeye Florida, Limited Partnership; Buckeye Florida Corporation; and Buckeye Lumberton Inc. (collectively the "Company"). Employees are eligible upon completion of 1,000 hours of service during their first year of employment or during any plan year (July 1 to June 30). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective July 1, 1998, all full-time salaried and hourly employees of Buckeye Lumberton Inc. became eligible for the Plan. The net assets of the Alpha Cellulose Corporation Cash Option Thrift Plan, approximately $6.3 million, were merged with the Plan on July 1, 1998.

Contributions

Participants - Participants may defer up to 10% of their annual compensation and may also contribute a portion or all of incentive compensation subject to Internal Revenue Service limitations.

Company - The Company will contribute a percentage of each participants' annual compensation as defined in the Plan Agreement provided the participant is employed on the last day of the plan year. As required by the Plan, subsequent to June 30, 1996 all Company contributions are invested in the Buckeye Technologies Inc. common stock fund.

Participant accounts

Each participant's account is credited with the participant's contribution, and an allocation of the employer's contribution made on their behalf plus a proportionate interest in the investment earnings of the funds in which the contributions are invested. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

Participants are immediately vested in all contributions plus earnings thereon.

Payment of benefits

Participants may choose to receive account distributions either in the form of a lump sum payment or installments over a period of time as defined in the Plan Agreement. However, if the participant's vested balance does not exceed $5,000, the Plan may distribute funds in the form of a lump sum payment without the consent of the participant.

                      BUCKEYE RETIREMENT PLUS SAVINGS PLAN

                             June 30, 2000 and 1999




Note 1 - Description of Plan (continued)

Plan termination

Although it has not expressed any intent to do so, the Company has the right to modify or terminate the Plan at any time subject to the provisions of ERISA and the Plan Agreement.

Note 2 - Summary of significant accounting policies

Investments

Investments are stated at fair value and represent the Plan's share of the market value of fund holdings or are based upon quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Benefit payments

Benefit payments to participants are recorded upon distribution.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions which affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Reclassifications

Certain reclassifications have been made to the 1999 financial statements in order to conform to the June 30, 2000 presentation.

Note 3 - Investments

At June 30, 2000 and 1999, the Plan's investment assets were held in a trust account by Fidelity Management Trust Company and consist of an interest in the Buckeye Master Trust. The Master Trust also includes the investment assets of Buckeye Retirement Plan. The Master Trust was composed of the common stock of Buckeye Technologies Inc., interests in ten mutual funds and participant loans at June 30, 2000 and 1999.

                      BUCKEYE RETIREMENT PLUS SAVINGS PLAN

                             June 30, 2000 and 1999




Note 3 - Investments (continued)

The Plan allows participants to direct varying portions of their voluntary contributions into eleven different investment options which include the common stock of Buckeye Technologies Inc. and ten different investment programs offered by Fidelity Investments. The ten programs offered by Fidelity Investments include Fidelity Retirement Money Market Portfolio, Strong Government Securities Fund, Fidelity Puritan Fund, Alger Capital Appreciation Fund, Spartan U.S. Equity Index Fund, MAS Value Adviser Fund, Fidelity Growth & Income Fund, NB Genesis Trust Fund, PIMCO Capital Appreciation Fund and the Fidelity Diversified International Fund.

The net investment income of the Master Trust for the years ended June 30, 2000 and 1999 is summarized as follows:

                                                    2000                1999
                                               -------------     ---------------

   Interest and dividends                     $   3,693,272       $   3,225,848
   Net appreciation (depreciation)
     in fair value of investments                 8,903,121          (6,101,311)
                                                 ------------       ------------

                                              $  12,596,393       $  (2,875,463)
                                                ============        ============

The Plan's interest in the Master Trust as a percentage of net assets of the Master Trust was 59.3% and 58.7% at June 30, 2000 and 1999, respectively.

Note 4 - Nonparticipant-directed investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                   2000                1999
                                              --------------     ---------------

 Net assets:
    Common stock of Buckeye Technologies Inc.  $ 16,587,472       $   9,097,740

 Changes in net assets:
    Net appreciation (depreciation) in fair
      value of investments                        5,090,085          (2,948,793)
    Interest and dividends                              -                   -
    Contributions                                 2,871,894           2,761,304
    Benefits paid to participants                  (471,348)           (242,218)
    Administrative expenses                            (899)               (834)

                      BUCKEYE RETIREMENT PLUS SAVINGS PLAN

                             June 30, 2000 and 1999




Note 5 - Loans to participants

The loans to participants were transferred with the net assets of the Alpha Cellulose Corporation Cash Option Thrift Plan on July 1, 1998. New loans are not provided for in the Plan Agreement. The loans are secured by the balance in the participant's account and retained the existing repayment period and interest rate. As of June 30, 2000, interest rates on loans to participants ranged from 9.25% to 10.0%. Principal and interest is repaid ratably through payroll deductions.

Note 6 - Related party transactions

The Plan purchased $4,974,987 and sold $1,717,235 of the Plan Sponsor's common stock during the year ended June 30, 2000. The stock held by the Plan at June 30, 2000 and 1999 had a market value of $23,898,562 and $13,689,991, respectively.

Plan investments include interests in certain investment accounts managed by Fidelity Investments Institutional Operations Company, Inc. as of June 30, 2000 and 1999. An affiliate of Fidelity Investments Institutional Operations Company, Inc. is the trustee as defined by the Plan and therefore, these investments and related investment transactions qualify as party-in-interest. Fees paid to Fidelity totaled $32,620 and $32,511 for the years ended June 30, 2000 and 1999, respectively.

The Company provides the Plan with certain management and administrative services for which no fees are charged.

Note 7 - Tax status

The Plan has received a determination letter from the Internal Revenue Service stating that the Plan qualifies under the appropriate sections of the Internal Revenue Code (IRC), and is, therefore, not subject to tax under present income tax law. The Plan, which has been amended since receiving the determination letter, is required to operate in conformity with the IRC to maintain its qualification. Management is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

Note 8 - Concentration of market risk

The Plan has invested a significant portion of its assets in Buckeye Technologies Inc. common stock. This investment in Buckeye Technologies Inc. common stock approximates 41% of the Plan's net assets available for benefits as of June 30, 2000. As a result of this concentration, any significant reduction in the market value of this stock could adversely affect individual participant accounts and the net assets of the Plan.

                             SUPPLEMENTAL SCHEDULES

                         BUCKEYE RETIREMENT PLUS SAVINGS PLAN
                     Schedule of Assets Held for Investment
                             Purposes at End of Year

                       EIN: 62-1518973 / Plan Number: 001
                                  June 30, 2000




                                                                                                           Current
  (a)      (b)(c) Identity of Issue/Description                                     (d) Cost            (e) Value
-------    ------------------------------------------------------------------      -----------------   ---------------
           Buckeye Master Trust

           Mutual funds

    *        Fidelity Growth & Income Fund                                        $               **      $ 13,651,181
    *        Spartan U.S. Equity Index Fund                                                       **         7,291,185
             Alger Capital Appreciation Fund                                                      **         2,451,134
    *        Fidelity Puritan Fund                                                                **         2,050,554
             PIMCO Capital Appreciation Fund                                                      **         1,839,791
             MAS Value Adviser Fund                                                               **         1,704,070
    *        Fidelity Retirement Money Market Portfolio                                           **         1,368,570
    *        Fidelity Diversified International Fund                                              **           976,908
             NB Genesis Trust Fund                                                                **           664,373
             Strong Government Securities Fund                                                    **           414,514
                                                                                                          ------------
                                                                                                            32,412,280

    *      Buckeye Technologies Inc. common stock                                         17,892,983        23,898,562

           Loans to participants, interest rates ranging
             from 9.25% to 10%                                                                     -           327,835
                                                                                    ----------------      ------------
                Total assets held for investment purposes at end of year           $      17,892,983      $ 56,638,677
                                                                                    ================       ===========



 * Represents a party-in-interest. ** Cost omitted for participant directed investments.

                      BUCKEYE RETIREMENT PLUS SAVINGS PLAN

                       Schedule of Reportable Transactions
                       EIN: 62-1518973 / Plan Number: 001
                        For the Year Ended June 30, 2000



Individual security transactions in excess of 5% of Plan assets

                                                                                         Current
                                                                          Original      Value on
     Identity of              Description      Purchase     Selling       Cost of      Transaction      Net Gain
(a) Party Involved             of Asset       (c) Price    (d) Price     (g) Asset      (h) Date       (i) (Loss)
-------------------------    --------------   ----------- -------------  ------------ -------------  ------------

Buckeye Technologies Inc.     Common stock    $2,761,304     $       -   $2,761,304     $2,761,304      $     -
  common stock

Bucheye Technologies Inc.     Common stock              -     2,761,304   2,761,304      2,761,304            -
  common stock




Series of security transactions in excess of 5% of Plan assets

                                                                                                               Current
                                                                                                 Original      Value on
       Identity of                                      Purchase      Selling      Cost of     Transaction     Net Gain
(a) Party Involved             Description of Asset    (c) Price     (d) Price     (g) Asset     (h) Date      (i) (Loss)
-------------------------     ---------------------  -------------- ------------ ------------  ------------- ------------

Buckeye Technologies Inc.      Common stock
  common stock                   (24 purchases)          6,023,101           -    6,023,101      6,023,101           -

Buckeye Technologies Inc.      Common stock
  common stock                   (63 sales)                      -   3,495,501    3,465,792      3,495,501       29,709

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Plans for Buckeye Technologies Inc. of the Employee Retirement Plans for Buckeye Technologies Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Buckeye retirement Plus Savings plan



By:     /S/ GAYLE L. POWELSON
        ------------------------------------------------------------
        Gayle L. Powelson, Senior Vice President and Chief Financial Officer


Date: December 22, 2000